18400 Von Karman Avenue Suite 800 Irvine, CA 92612 949.760.1121 Phone 949.720.0182 Fax 949.224.6427 Direct mlucar@buchalter.com

September 18, 2020

Via sec submission

Jonathan Burr Erin E. Martin U.S. Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction Washington, D.C. 20549
Re:	CF Fund II, LLC Offering Statement on Form 1-A Post Qualification Amendment No. 3 (File No. 024-10732)

Dear Mr. Burr and Ms. Martin:

This letter is submitted on behalf of CF Fund II, LLC, a Pennsylvania limited liability company (the “Company”) in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in our letter dated August 21, 2020 (the “Comment Letter”) in connection with the Company’s amended Offering Statement on Form 1-A (the “Offering Statement”), as filed with the Commission on August 4, 2020.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

General

1.	We note that you only include financial statements for the year ended December 31, 2019. Please revise to include the financial statements required by Part F/S on Form 1-A. In this regard, please revise your analysis of the financial condition and results of operations to include a discussion of your financial condition and results of operations for the year ended December 31, 2018.

Response: Per our conversation on September 15, 2020, we have included the financial statements for the year ended on December 31, 2018 as well as the analysis of the financial condition and results of operations, which has been incorporated by reference.

Jonathan Burr

September 18, 2020

2.	We note that the subscription agreement filed as exhibit c to the offering circular requires that purchasers represent that they have "read and understand" the offering circular and its accompanying documents. Please note that it is inappropriate to require investors to make such a representation and revise accordingly.

Response: We have removed such representation.

The Company does not intend to use any brokers-dealers to sell securities to investors. Therefore, no participants are required to clear their compensation arrangements with FINRA.

The Company respectfully informs the Staff that Pennsylvania and New Jersey have confirmed that there are no comments to the Company’s offering documents.

We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter.  Please contact me at mlucar@buchalter.com or (949) 224-6427 should you have any questions.

Very truly yours,

BUCHALTER
A Professional Corporation

By:	/s/ Melissa L. Lucar
Melissa L. Lucar

MLL